INTRA-CELLULAR THERAPIES, INC.

430 East 29th Street

New York, New York 10016

June 3, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

RE:	Intra-Cellular Therapies, Inc.

Registration Statement on Form S-3

Filed May 28, 2015

File No. 333-204509

Acceleration Request

Dear Mr. Riedler:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Intra-Cellular Therapies, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Friday, June 5, 2015, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Scott Samuels or John Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours, INTRA-CELLULAR THERAPIES, INC.

/s/ Lawrence J. Hineline
Lawrence J. Hineline Vice President of Finance and Chief Financial Officer

cc:	Scot Foley, Securities and Exchange Commission

Bryan J. Pitko, Securities and Exchange Commission

Michael Halstead, Senior Vice President and General Counsel, Intra-Cellular Therapies, Inc.

Scott A. Samuels, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.